SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

23 November 2012

BP appoints new Upstream head

BP today announced the appointment of Lamar McKay as Chief Executive, Upstream. He will take up the position with effect from January 1, 2013.

In his new role, McKay will lead BP’s combined Upstream business, comprising the Exploration, Developments and Production divisions together with the Upstream strategy and integration team.

These Upstream functional divisions were formed in late 2010 in a major re-organisation of BP’s Upstream segment designed to improve risk management and implementation of global standards. They currently report directly to BP Group Chief Executive Bob Dudley.

Their current structure and management teams will remain unaffected by this change in segment leadership.

McKay, who will be based in London, will report to Bob Dudley and is already a member of BP’s executive management team.

He is currently Chairman and President of BP America -- a role he has held since early 2009 -- serving as BP’s chief representative in the United States and also overseeing BP’s Gulf Coast restoration work.

McKay has a petroleum engineering background and has served in a variety of operational and commercial roles globally, during his 32 years with the company.

Commenting on the appointment Bob Dudley said:

“During the past two years, we have successfully introduced a more centralised organisation to our Upstream; BP’s largest organisational change for two decades. I believe it is now timely and appropriate to appoint a fully dedicated chief executive to this, our largest business.

“Lamar is an outstanding leader, with a proven record of strong operational effectiveness and strategic success. His leadership of BP America over the past three years has been exemplary, during a most difficult period for our company. His long and deep experience in the upstream, and of the US and Russia, will be invaluable as we deliver our Upstream strategy worldwide.”

McKay’s successor as Chairman and President of BP America will be announced at a later date.

Notes to editors:

•	Biography of Lamar McKay is attached.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

-- ENDS --

Lamar McKay

Chairman and President BP America, Inc.

Lamar McKay, 53, is BP's chief representative in the United States. He is based in Houston, Texas where BP business units are involved in oil and natural gas exploration and production, refining, chemicals, supply and trading, pipeline operations, shipping and alternative energy. He is also a member of the BP executive management team.

Education: Degree in Petroleum Engineering (Magna Cum Laude) from Mississippi State University and an Executive MBA from Indiana University.

Career: Lamar started his career in 1980 at Amoco Production Company and worked broadly across the upstream businesses. In 1993, he became General Manager of the Arkoma Basin, and in 1997 moved into the role of Business Unit Leader of the Gulf of Mexico Shelf.

During 1998-2000, he worked on the BP-Amoco merger and served as Head of Strategy and Planning - Worldwide Exploration and Production for BP plc. in London. In 2000, he became Business Unit Leader for the Central North Sea in Aberdeen, Scotland, and subsequently as Chief of Staff for worldwide Exploration and Production. In 2002, Lamar moved to become Chief of Staff for the BP Deputy Group Chief Executive.

Lamar became Group Vice President, BP plc. for Russia & Kazakhstan in London in 2003, where he was responsible for BP’s Upstream and Downstream businesses in Russia and Kazakhstan including the formation and ongoing responsibility for the TNK-BP JV in 2003. He served as a member of the Board of Directors of TNK-BP Limited from February 2004 to May 2007, and served as Vice-Chairman of the TNK-BP Remuneration and Compensation Committee.

In May 2007, Lamar moved to Houston and assumed the role of Senior Group Vice President BP plc. and EVP, BP America. In this role, Lamar led BP’s negotiations on the Texas City Refinery, Prudhoe Bay Field in Alaska and US Trading business settlements.

In June 2008, Lamar became Executive Vice President, BP plc Special Projects focusing on Russia, where he most recently led negotiations on behalf of BP involving the partners in the integrated Russian JV oil company TNK-BP.

In January 2009 Lamar was appointed Chairman and President of BP America, Inc. and is BP's chief representative in the United States. He is also Executive Vice President of BP plc and a member of the group chief executive’s committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 November 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary